UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

TO

ANNUAL REPORT

of

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Senen T. Mangalile

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Shuang Zhao, Esq.

Robert K. Williams, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road, Causeway Bay

Hong Kong

+852 2521-4122

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of the Philippines’ (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 —	Form of $500,000,000 4.250% Global Bonds due 2031
Exhibit 2 —	Form of $1,500,000,000 5.000% Global Bonds due 2036
Exhibit 3 —	Form of $750,000,000 5.750% Global Bonds due 2051
Exhibit 4 —	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the $500,000,000 4.250% Global Bonds due 2031, $1,500,000,000 5.000% Global Bonds due 2036 and $750,000,000 5.750% Global Bonds due 2051
Exhibit 5 —	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Republic of the Philippines, relating to the $500,000,000 4.250% Global Bonds due 2031, $1,500,000,000 5.000% Global Bonds due 2036 and $750,000,000 5.750% Global Bonds due 2051

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of the Philippines has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manila, Republic of the Philippines on the 27th day of January, 2026.

REPUBLIC OF THE PHILIPPINES

By	/s/ Sharon P. Almanza
Sharon P. Almanza Treasurer of the Philippines

EXHIBIT INDEX

Exhibit	Description

(1)	Form of $500,000,000 4.250% Global Bonds due 2031

(2)	Form of $1,500,000,000 5.000% Global Bonds due 2036

(3)	Form of $750,000,000 5.750% Global Bonds due 2051

(4)	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the $500,000,000 4.250% Global Bonds due 2031, $1,500,000,000 5.000% Global Bonds due 2036 and $750,000,000 5.750% Global Bonds due 2051

(5)	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Republic of the Philippines, relating to the $500,000,000 4.250% Global Bonds due 2031, $1,500,000,000 5.000% Global Bonds due 2036 and $750,000,000 5.750% Global Bonds due 2051

4